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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                                Amendment No. 3
                                _______________

                              Acuson Corporation
                           (Name of Subject Company)

                              Acuson Corporation
                       (Name of Person Filing Statement)

                        Common Stock, $.0001 Par Value
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)


                                   005113105
                     (CUSIP Number of Class of Securities)

                                _______________


                              Charles H. Dearborn
           Senior Vice President, Human Resources and Legal Affairs
                              Acuson Corporation
                             1220 Charleston Road
                 P.O. Box 7393, Mountain View, CA  94039-7393
                                (650)-969-9112
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                               _________________

                                With a copy to:

                              Keith A. Flaum, Esq.
                              Cooley Godward LLP
                              3000 El Camino Real
                              Palo Alto, CA  94306
                                (650) 843-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, originally filed by Acuson Corporation, a Delaware corporation ("Acuson"), with the Securities and Exchange Commission on October
5, 2000 (the "Schedule 14D-9"), as amended by Amendment No. 1 filed with the Commission on October 12, 2000 and Amendment No. 2 filed with the Commission on October 19, 2000, relating to the offer by Sigma Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens"), which is an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share ("Common
Stock"), of Acuson, together with the associated rights to purchase shares of Series A preferred stock ("Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of November 5, 1998, between Acuson and Fleet
National Bank (f/k/a BankBoston, N.A.), as amended (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(4) to the Schedule 14D-9 by incorporation by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on October 5, 2000 (the "Schedule TO"), and in the related
Letter of Transmittal, a copy of which was attached as Exhibit (a)(2) to the Schedule TO.

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Schedule 14D-9.

     The Schedule 14D-9 is hereby supplemented and/or amended as provided below.

Item 8.  Additional Information.

     Item 8 of the Schedule 14D-9 is amended by adding the following as a new paragraph at the end of Item 8:

     The applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was terminated on November 2, 2000.

     On November 2, 2000, Siemens AG issued a press release announcing the termination of the waiting period under the HSR Act, a copy of which is incorporated by reference to Exhibit (a)(10) of Amendment No. 5 to Schedule TO of Purchaser, filed with the SEC on November 2, 2000.

                                       2.
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    Acuson Corporation


                                    By:  /s/ Barry Zwarenstein
                                       -----------------------
                                       Barry Zwarenstein
                                       Sr. Vice President and Chief Financial
                                       Officer

Dated:  November 2, 2000

                                       3.